UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Initial Filing)*

BLADELOGIC INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
09265M102
(CUSIP Number)
Peter F. Kerman
Luke Bergstrom
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
(650) 328-4600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 18, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09265M102

1	NAMES OF REPORTING PERSONS BMC Software, Inc. (I.R.S. Identification No. 74-2126120)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		30,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,000,000

WITH	10	SHARED DISPOSITIVE POWER

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,000,000 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1.	Security and Issuer
     The title and class of securities to which this statement on Schedule 13D (this “Statement”) relates is the shares of common stock (the “Shares”), par value $0.001 per share, of BladeLogic, Inc. (the “Company”). The Company’s principal executive offices are located at 10 Maguire Road, Building 3, Lexington, Massachusetts 02421.

Item 2.	Identity and Background
     This Statement is being filed on behalf of BMC Software, Inc., a Delaware corporation (“BMC”). The principal executive offices of BMC are located at 2101 CityWest Boulevard, Houston, Texas 77042. BMC’s principal line of business is software development and marketing and related services. The name, citizenship, principal occupation or employment and address of each executive officer and director of BMC is set forth in Schedule I, which is incorporated herein by reference.
     During the last five years, neither BMC nor, to the best knowledge of BMC, any executive officer, director or controlling person of BMC named on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and to the best knowledge of BMC, none of the persons named on Schedule I is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
     The aggregate consideration to be paid by BMC in the Offer and the Merger (each, as defined in Item 4) is approximately $830 million, excluding related transaction fees and expenses. BMC is funding the acquisition from available cash.

Item 4.	Purpose of Transaction
     On March 17, 2008, BMC, Bengal Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of BMC (the “Purchaser”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). In accordance with the Merger Agreement, on March 21, 2008, the Purchaser commenced a cash tender offer (the “Offer”) to purchase all outstanding Shares at a price of $28.00 per share (the “Offer Price”), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 21, 2008 (the “Offer to Purchase”), incorporated herein by reference from Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO filed by BMC and the Purchaser with the Securities and Exchange Commission on March 21, 2008 (as amended, the “Schedule TO”), and the related Letter of Transmittal, incorporated herein by reference from Exhibit (a)(1)(B) of the Schedule TO.
     The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Offer — 6. Price Range of the Shares; Dividends on the Shares,” “The Offer — 7. Effect of the Offer on the Market for the Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations”, “The Offer — 11. Background of the Offer; Past Contacts; Negotiations and Transactions,” “The Offer — 12. Purpose of the Offer; Plans for BladeLogic; Other Matters,” and “The Offer — 13. The Merger Agreement; Other Agreements” is incorporated herein by reference.
     The Offer expired at 12:00 midnight, Boston, Massachusetts time, on Thursday, April 17, 2008. Based upon information provided by Computershare Trust Company, N.A., the depositary for the Offer, 27,368,539 Shares were validly tendered and not withdrawn (including certain Shares that were tendered under guaranteed delivery procedures), representing approximately 96.7% of the Shares. On April 18, 2008, the Purchaser accepted for payment all validly tendered and not withdrawn Shares and promptly made payment for such Shares in accordance with the terms of the Offer and applicable law.
     Following the Purchaser’s acceptance for payment of all validly tendered and not withdrawn Shares, on April 18, 2008 pursuant to the terms of the Merger Agreement, the Purchaser merged with and into the Company (the “Merger”) in accordance with the provisions of Delaware law that authorize the completion of the Merger without a vote or meeting of the stockholders of the Company. The Company was the surviving corporation in the Merger, and, as a result of the Merger, has become a wholly owned subsidiary of BMC. Upon consummation of the Merger, an application to terminate the registration of the Shares under the Securities Exchange Act of 1934, as amended, was filed, and the Shares ceased to be traded on the NASDAQ Global Market. In the Merger, each Share was cancelled and converted (other than Shares held by BMC, the Purchaser, the Company or any of their respective subsidiaries and Shares held by holders who properly exercise their appraisal rights under applicable Delaware law) into the right to receive $28.00 per Share, net to the holder in cash, without interest. The summary of certain provisions of the Merger Agreement in this Schedule 13D is qualified in its entirety by reference to the Merger Agreement itself, which is attached as Exhibit 1 hereto and is incorporated herein by reference.
     In connection with the Merger, the directors and officers of the Company resigned, and the sole director of the Purchaser immediately prior to the effective time of the Merger became the sole director of the Company and appointed new officers of the Company.
     Other than as described in this Statement, BMC currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of this Statement.

Item 5.	Interest in Securities of the Issuer
     (a)-(b) As a result of the purchase of the Shares pursuant to the Offer, immediately following the acceptance of the Shares on April 18, 2008, the Purchaser beneficially owned 27,368,539 Shares, representing approximately 96.7% of the Shares.
     Following the Purchaser’s acceptance for payment of all validly tendered and not withdrawn Shares, on April 18, 2008 pursuant to the terms of the Merger Agreement, the Purchaser merged with and into the Company and each share of common stock, par value $0.001 per share, of the Purchaser that was issued and outstanding immediately prior to the Merger was converted into one share of common stock, par value $0.001 per share, of the Company, as the surviving corporation. As a result of the Merger, BMC beneficially owned 30,000,000 Shares, representing 100.00% of the Shares.
     BMC has the power to vote or direct the voting, and to dispose or direct the disposition of all of the Shares beneficially owned.
     (c) The information set forth in Item 4 is incorporated herein by reference.
     (d) To the knowledge of BMC, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Except as set forth in Item 4, neither BMC nor, to the best knowledge of BMC, any person set forth on Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company or its subsidiaries.

Item 7.	Material to Be Filed as Exhibits
1. Agreement and Plan of Merger, dated as of March 17, 2008, by and among BMC Software, Inc., Bengal Acquisition Corporation and BladeLogic, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by BMC on March 18, 2008).
2. Offer to Purchase, dated as of March 21, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by BMC Software, Inc. and Bengal Acquisition Corporation with the Securities and Exchange Commission on March 21, 2008, as amended).
3. Letter of Transmittal to Purchase, dated as of March 21, 2008 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by BMC Software, Inc. and Bengal Acquisition Corporation with the Securities and Exchange Commission on March 21, 2008, as amended).

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 22, 2008	BMC Software, Inc.
/s/ Christopher C. Chaffin
Christopher C. Chaffin
Vice President, Deputy General Counsel and Assistant Secretary

Schedule I
The following table sets forth the names, principal occupations and five-year employment histories of the directors and executive officers of BMC. The business address for each person is 2101 CityWest Boulevard, Houston, Texas 77042. Other than Mr. Barnea and Mr. Jenkins, who are citizens of Israel and Canada, respectively, all directors and executive officers listed below are citizens of the United States.

Current Principal Occupation or Employment and Five-Year
Name	Employment History
Directors:
Robert E. Beauchamp	Mr. Beauchamp has been a director and the President and Chief Executive Officer of BMC since January 2001. Mr. Beauchamp joined BMC in May 1988, progressing from senior account representative to sales manager. He joined BMC’s marketing organization in 1994 as Vice President, Strategy Marketing & Development and subsequently assumed responsibility for BMC’s mergers and acquisitions efforts as Vice President, Business Strategy. Prior to his selection as President and CEO, he served as Senior Vice President of Research and Development. Mr. Beauchamp currently serves on the board of National Oilwell Varco, Inc., a public company, and serves on the boards of several civic organizations in Houston.

Gary Bloom	Mr. Bloom has served as a director since October 2007. Most recently, Mr. Bloom was the Vice chairman and president of Symantec Corporation from July 2005 to March 2006. Mr. Bloom joined Symantec as a result of Symantec’s merger with VERITAS Software Corporation, where he served as president and chief executive officer from November 2000 to January 2002, and chairman, president and chief executive officer from January 2002 to July 2005. Mr. Bloom joined Veritas after a 14-year career with Oracle Corporation, where he served as Executive Vice President responsible for server development, platform technologies, marketing, education, customer support and corporate development from May 1999 to November 2000, as Executive Vice President of the systems product division from March 1998 to May 1999, as Senior Vice President of the systems products division from November 1997 to March 1998, as Senior Vice President of the worldwide alliances and technologies division from May 1997 to October 1997, as Senior Vice President of the product and platform technologies division from May 1996 to May 1997, and as Vice President of the mainframe and integration technology division and Vice President of the massively parallel computing division from 1992 to May 1996. Mr. Bloom has previously served on the boards of four publicly traded companies: Virata, Globespan Virata, VERITAS, and Symantec. He presently is a member of the board of directors of Taleo, a leading provider of on demand talent management solutions.

B. Garland Cupp	Mr. Cupp has been a director of BMC since 1989 and currently serves as Chairman of the board of directors. He was employed by the American Express Corporation from 1978 to 1995 in various executive positions. His last position before retiring in 1995 was Executive Vice President — TRS Technologies and Chief Information Officer at the Travel Related Services subsidiary of American Express Corporation. Mr. Cupp is currently a private investor.

Jon E. Barfield	Mr. Barfield has been a director of BMC since 2001. Since 1995, Mr. Barfield has served as the Chairman and Chief Executive Officer of The Bartech Group, Inc., one of the nation’s largest minority-owned professional staffing firms specializing in engineering, information technology, outsourcing services, and managing the staffing requirements of regional and global corporations on an outsourced basis. From 1981 to 1995 Mr. Barfield served as President of The Bartech Group. He practiced corporate and securities law at Sidley Austin from 1977 to 1981. Mr. Barfield is a director of the following public companies: Dow Jones & Company, National City Corporation and CMS Energy Corporation.

Current Principal Occupation or Employment and Five-Year
Name	Employment History
Meldon K. Gafner	Mr. Gafner has been a director of BMC since 1987. Mr. Gafner is the Chief Executive Officer of the Farsight Group, a company that specializes in advanced communications equipment and consulting. Mr. Gafner served as Chairman of the Board of Kestrel Solutions from April 1997 to June 2001. He was President, Chief Executive Officer and Chairman of the Board of Comstream Corporation, a manufacturer of high-speed satellite earth stations for data distribution, from July 1988 to July 1997. He also serves as a director for several private companies.

Lew W. Gray	Mr. Gray has been a director of BMC since 1991. Mr. Gray is a private investor. He was employed by International Business Machines Corporation (“IBM”) in various executive positions including President, U.S. National Marketing Division. He was a Corporate Vice President of IBM from 1983 to 1987 and was Corporate Vice President for worldwide education at the time of his retirement in 1987.

P. Thomas Jenkins	Mr. Jenkins has been a director of BMC since 2004. Mr. Jenkins currently serves as Chairman of the Board of Open Text Corporation, a public company and a leader in providing enterprise content management. He served as Chief Executive Officer of Open Text from July 1997 to July 2005. From December 1994 to July 1997, Mr. Jenkins held progressive executive positions with Open Text.

Louis J. Lavigne, Jr.	Mr. Lavigne has served as a member of BMC’s board of directors since January 2008. He had previously served as a member of BMC’s board of directors but resigned in February 2007 solely for personal reasons. Mr. Lavigne is presently a management consultant, and from March 1997 through his retirement in March 2005, he served as Executive Vice President and Chief Financial Officer of Genentech, Inc. Mr. Lavigne joined Genentech in July 1982, was named controller in 1983 and, in that position, built Genentech’s operating financial functions. In 1986, he was promoted to Vice President and assumed the position of Chief Financial Officer in September 1988. He was named Senior Vice President in July 1994 and was promoted to Executive Vice President in March 1997. Genentech is a leading, publicly traded biotechnology company that discovers, develops, manufactures and commercializes biotherapeutics for significant, unmet medical needs. Mr. Lavigne also serves on the board of directors of Allergan, Inc., a global specialty pharmaceutical company, and has served on several other public and private company boards of directors in the past, including Arena Pharmaceuticals, Equinix, and Xenova PLC.

Kathleen A. O’Neil	Ms. O’Neil has been a director of BMC since 2002. Ms. O’Neil is the President and Chief Executive Officer of Liberty Street Advisors, LLC, a company that she founded in 2001. Liberty Street Advisors, LLC advises public and private companies on corporate governance, risk management, strategy development, infrastructure needs, leadership alignment and execution of change initiatives. Prior to her work at Liberty Street Advisors, Ms. O’Neil was employed at IBM as general manager of the company’s global financial markets infrastructure group from January 2001 to September 2001. Prior to joining IBM, Ms. O’Neil served for 24 years at the Federal Reserve Bank of New York in a series of executive roles including chief operations officer, chief financial officer, chief administrative officer and chief risk officer. Earlier in her career she was the bank’s chief financial examiner. She is a member of the board of directors of John Carroll University, a member of the board of directors of MetLife Bank and the lead independent director at Guidance Software, Inc., a public company.

George F. Raymond	Mr. Raymond has been a director of BMC since 1987. Mr. Raymond is a private investor and President of Buckland Corporation, a private consulting company. He founded Automatic Business Centers, Inc. (“ABC”), a payroll processing company in 1972 and sold the company to CIGNA Corporation (“CIGNA”) in 1983. Mr. Raymond and other members of ABC’s management repurchased ABC in 1986 from CIGNA and sold ABC to Automatic Data Processing Corporation in 1989. Mr. Raymond is a director of the following public companies: Heartland Payment Systems and NationsHealth. He also serves as a director for several private companies.

Current Principal Occupation or Employment and Five-Year
Name	Employment History
Thomas J. Smach	Mr. Smach has been a director of BMC since 2007. Mr. Smach currently serves as the Chief Financial Officer of Flextronics International Limited, an electronics manufacturing services company. He was the Senior Vice President, Finance from April 2000 to December 2004 following Flextronics’s acquisition of the Dii Group, Inc., a provider of electronics manufacturing services. From August 1997 to April 2000, he served as the Senior Vice President, Chief Financial Officer and Treasurer of the Dii Group, Inc. Mr. Smach is a certified public accountant. Mr. Smach is a director of Crocs, Inc., a public company, and Adva Optical Networking, a public company listed on the Frankfurt, Germany stock exchange.

Tom C. Tinsley	Mr. Tinsley has been a director of BMC since 1997. Mr. Tinsley has been a Partner with General Atlantic Partners, a private equity investment firm, since February 2001 and served as a Special Advisor to the firm from September 1999 until becoming a partner. Mr. Tinsley joined Baan Company N.V., in November 1995 as President and Chief Operating Officer and served in that position until June 1999. Prior to joining Baan, he was a Director at McKinsey & Company, Inc., where he was employed for eighteen years. Mr. Tinsley is a director of Critical Path, a public company. He also serves as a director of several private technology companies.

Executives:
Dan Barnea	Mr. Barnea was appointed Senior Vice President — Global Sourcing Practices effective February 2008. He previously served as Senior Vice President, Strategy and Corporate Development from May 2006. Mr. Barnea joined BMC in April 1999 when BMC acquired New Dimension Software, Ltd. and served as Senior Vice President, Operations from January 2001 until January 2002 and as Senior Vice President of Research & Development from January 2002 until May 2006. From June 1995 until the acquisition by BMC, he served as Chief Executive Officer of New Dimension Software, Ltd.

Jae W. Chung	Mr. Chung was appointed Senior Vice President, Business Operations in September 2006. Prior to joining BMC, Mr. Chung served in various senior management positions, most recently as Senior Executive Vice President with MBNA America and Bank of America from September 1999 to January 2006.

Denise M. Clolery	Ms. Clolery was appointed Senior Vice President, General Counsel and Secretary in November 2005. Prior to joining BMC, Ms. Clolery served as a partner in the law firm of Sonnenschein, Nath and Rosenthal, LLP from May 2005 to November 2005 where she practiced in their Intellectual Property & Technology and Corporate & Securities practice groups. From December 2000 to November 2003, Ms. Clolery served as Senior Vice President, General Counsel and Corporate Secretary of Radianz (now BT Radianz), a leading global network services provider to the financial industry. Prior to joining Radianz, Ms. Clolery was a partner in the international law firm of O’Melveny & Myers LLP.

James W. Grant	Mr. Grant was appointed Senior Vice President, General Manager, ESM in February 2007. Mr. Grant served as Vice President, General Manager, ESM from April 2006 to February 2007. Mr. Grant joined BMC in March 2003 as the General Manager of its Remedy business unit. In July 2004, he was appointed General Manager of BMC’s Service Management business unit. Prior to joining BMC, Mr. Grant served from July 2002 to March 2003 as VP and General Manager of Hewlett Packard’s OpenView software business and served as General Manager for Operations and Marketing (OpenView) from April 2000 to July 2002.

William D. Miller	Mr. Miller was appointed Senior Vice President, General Manager, MSM in February 2007. Mr. Miller served as Vice President, General Manager, MSM from April 2006 to February 2007. Mr. Miller joined BMC in July 2002 and served in various senior management positions in BMC’s mainframe business unit, including General Manager from April 2004 to April 2006. Mr. Miller joined Bindview Development as Senior Vice President of Sales and Services in July 2000 and was promoted to Chief Operating Officer in October 2001 before joining BMC. Mr. Miller left IBM in 2000 after working with IBM for 21 years in various technical and sales positions and was Vice President, EMEA, Industrial Sector for his last assignment at IBM.

Current Principal Occupation or Employment and Five-Year
Name	Employment History
Cosmo Santullo	Mr. Santullo joined BMC in November 2004 as Senior Vice President of Worldwide Sales and Services. Prior to joining BMC, Mr. Santullo was President and Chief Executive Officer from June 2004 to October 2004 for OpenNetwork Technologies. From October 2003 through June 2004, Mr. Santullo was the Executive Vice President of Worldwide Sales and Service for Enterasys Networks, Inc. From August 2002 through September 2003, Mr. Santullo worked as an independent consultant for various software companies. From October 2001 through August 2002, Mr. Santullo served as the President and Chief Executive Officer for SonicWALL, Inc. Prior to that, over a career spanning 20 years with IBM, Mr. Santullo served in a variety of sales management and executive positions.

Stephen B. Solcher	Mr. Solcher has served as BMC’s Senior Vice President and Chief Financial Officer since December 2005. From August 2005 to December 2005, Mr. Solcher served as BMC’s interim Chief Financial Officer. Prior to this appointment, Mr. Solcher had served as BMC’s Vice President of Finance and Treasurer for more than five years. Mr. Solcher joined BMC in 1991 as Assistant Treasurer.

Michael A. Vescuso	Mr. Vescuso was appointed Senior Vice President of Administration in January 2006. From February 2004 through January 2006, Mr. Vescuso was Vice President of Human Resources of Brocade Communications Systems, Inc. Prior to joining Brocade, Mr. Vescuso was Senior Vice President, Human Resources of Portal Software from August 2001 through September 2003. Prior to August 2001, Mr. Vescuso was the Vice President, Human Resources at Dell Computer.

T. Cory Bleuer	Mr. Bleuer joined BMC in August 2006 as Vice President, Controller and Chief Accounting Officer. Prior to joining BMC, Mr. Bleuer was the Vice President and Controller of EMC Corporation’s Captiva Software group from December 2005 to July 2006 and was Vice President and Corporate Controller of Captiva Software Corporation from February 2005 to December 2005. Prior to joining Captiva Software Corporation, Mr. Bleuer was with Fair Isaac Corporation serving as the Corporate Controller from August 2004 to February 2005 and as Director, Corporate Finance and Accounting from August 2002 to August 2004. From June 2000 to August 2002, Mr. Bleuer served as Corporate Controller of HNC Software Inc.